OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Virtual QE Inc

11110 W Oakland Park Blvd
Suite 312
Sunrise, FL 33351

www.virtualqe.com



1000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of common stock ($10,000)

Company	Virtual QE Inc
Corporate Address	11110 W Oakland Blvd, Suite 312, Sunrise, FL 33351
Description of Business	We are a fast growing disruptive service and technology company offering quality solutions which we believe reduces unemployment, increases manufacturer's capacity and bottom line, and increases the quality of their products
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

Virtual QE Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Virtual QE creates Video Work Instructions for manufacturing companies with a focus on companies following ISO Standards such as Automotive, Aerospace, Medical Device, Pharmaceutical and Oil and Gas. Through our work instruction videos, companies will be able to fill those positions by empowering everyday people with no specialized training to be able to perform these highly specialized tasks in a job setting. Our process of making video work instructions is document controlled which allows companies in the industries mentioned above to use them on the manufacturing line in place of their old text and picture work instructions. On July 13, 2018, the Company converted from a Florida limited liability company to a Florida corporation, and changed its name from Virtual QE, LLC to Virtual QE, Inc.

Sales, Supply Chain, & Customer Base

We have achieved $250,000+ in sales in 2016 and 2017 and have customers ranging from small to fortune 500 companies.

Customers:
- Harris Corporation
- Heroux Devtek
- Imaging Diagnostic Systems Inc
- Bionetics
- Quality Auditing
- First Line

Competition

To the best of our knowledge, there are no other direct competitors providing video work instructions for manufacturing companies.

Competitors are indirect providing text and picture work instructions which is what the customers currently use:

- Sequence Software
- Assembly X Software

- Production Soft

Litigation

The Company has no known or outstanding litigation against it.

The team

Officers and directors

Shawn Findlater	Founder, Director, President and CEO

Shawn Findlater
Shawn Findlater is full time Founder, CEO and Sr. Quality Consultant at Virtual QE, where among other things he provides trainings on quality tools such as PFMEA, control plans, and gage R&R; helps organizations implement preventative tools to prevent defects from occurring, and advises in supplier quality management and quality system management. He has served as CEO since September of 2015. He has certifications from the American Society of Quality as a Certified Quality Engineer (CQE), Certified Six Sigma Black Belt (CSSBB), Certified Software Quality Engineer (CSQE) and is a ISO 13485 Lead Auditor. He has consulted with companies from startups to Fortune 500 companies in the Medical Device and Aerospace industry. He has worked as a full-time employee for 6 years as a Quality Engineer in the Medical Device and Aerospace industry. Throughout his Quality career, he has developed relationships and contacts with over 400 companies in the United States, Mexico, Canada, and Australia and has 7,000+ Quality professional contacts at various countries in North America, Europe, Australia, and Asia

Number of Employees: 4

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Intellectual Property** One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications and buy additional companies to build its intellectual property portfolio as we discover new technologies related to video work instructions. However, simply owning intellectual property in the company's portfolio does not guarantee that the company will not need to take actions to protect its rights. Legal action may be required and there can be no assurance that all of the intellectual property in the portfolio will be found to be enforceable.

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **New Products** Our growth projections are based on an assumption that we will be able to successfully launch a lower- priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Growth Rate** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Shawn Findlater, 80.0% ownership, Common Stock

Classes of securities

- Common Stock: 800,000

  The Company is authorized to issue up to 1,000,000 shares of common stock. There are a total of 800,000 shares currently outstanding.

  ### Voting Rights

  The holders of shares of the Company's common stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  ### Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

For shares of common stock purchased during this round of investing, Virtual QE Inc. shall issue additional shares of Common Stock to each Shareholder pro rata, such that their ownership percentage of outstanding Common Stock shall not be diluted by subsequent rounds of investing, as calculated after giving effect to the anti-dilutive issuance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company has generated $250,000+ in revenue and $120,000 in profit per year and is on track to do the same this year or better. We expect that profits will increase with the introduction of our video work instructions based on the customer interest to date and the manufacturing problem being solved by these video work instructions. The business could operate 3 months without revenue and the foreseeable major expenses based on projections under Regulation A+ are: $50,000 in Legal Fees, $6,000 Accounting Fees, and $40,000 in Broker Dealer Fees. Other future operational challenges they might face is to scale the business fast enough to keep up with the demand. And those challenges that are whether capital resources being able to handle the demand. For instance, locations and size of buildings, supply of wearable camera glasses, etc. Other future milestones and events we are expecting to have are Reg A+ Qualification in January 2019 and Public on OTC Market in April 2019.

Financial Milestones

In 2016 and 2017, Virtual QE has generated $250,000+ in revenue and $120,000 in profit per year and is on track to do the same this year or better. The company is expanding its operations with an investment in the video work instructions and may see a decrease in profit margin as we grow the business.

Management currently forecasts 2018, 2019 and 2020 revenue of $800,000, $14 million, and $256 million, respectively. The cost of revenue is 44% of the revenue made. The operations do not begin until an order is made following a Just-In-Time Model which allows Virtual QE to accurately predict the cost of revenue. To remove financial terms from being a barrier to engaging in business with Virtual QE, we have also implemented a model where we are paid upon delivery of the video work instructions. This can present the potential for cash flow issues. This crowdfunding round will provide working capital to alleviate the risk of any cash flow issues.

These projections are based on capturing a 1% of the 295,000 (2,950) US manufacturing companies by 2020. The average customer will spend $250,000 based on the number of employees and part numbers but to be conservative we have estimated $100,000 per customer. (Range: Companies with 1-10 employees will spend

$20,000-$80,000 while companies with 1,000+ employees will spend between $3,000,000+) Access to the customers has been proven as Virtual QE has been invited by small, medium, and large manufacturers to showcase the video work instructions when an explanation of the video work instructions and its benefits are made. We are currently working with Florida Makes who has relationships with 18,000 manufacturers in the state of Florida.

Liquidity and Capital Resources

The company is currently generating operating profits but requires the continued infusion of new capital to expand business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The company current financing plan is as follows:

The company is currently conducting this Regulation Crowdfunding Offering. In addition, the company has begun the qualification process for Regulation A offering to raise $15 million which is estimated to be completed in November or December. The offering will be opening for approximately 60 days. After the close of the Regulation A offering, we will then list on the Over the Counter Exchange.

Currently the company has $10,200 in Lines of Credit and $61,000 in Cash available, and intends to seek additional future sources of capital available to the company is the goal of Goal of$15 million raised under Reg A+ as well as the Goal of $60 Million raised in OTC IPO. In terms of the factor into the financial resources, these funds are not needed for the business to continue to operate. In terms of the viability of the company, of the total funds that the company has, the crowdfunding campaign will make up 70% of funds available. If the company meets their minimum funding goal which is $100k, the company will be able to operate their company for 4 months based on a burn rate of $40,000 per month as expenses. If the company meets their maximum funding goal, the company will be able to operate for 11 months, assuming efforts at growth do not provide increased revenue. This does not scale according to the current burn rate as the company would increase spending in the areas of advertising, inventory, etc. to grow faster.

Indebtedness

On May 18, 2018, the Company entered into a 120-month term loan agreement with First Home Bank. The total principal of the note is $150,000, bears interest at a variable rate equal to Wall Street Journal Prime plus 2.5% (initially 7.5%), subject to quarterly adjustment, requires monthly payments of $1,788, and matures in May 2028. The loan is guaranteed by a related party to the Company and is collateralized by all assets of the Company.

Recent offerings of securities

None

Valuation

$8,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team.

USE OF PROCEEDS

,

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Production	$3,000	$321,000
Marketing	$2,400	$149,800
Working Capital	$3,000	$311,000
Inventory	$1,000	$107,000
Reg A Offering Fees		$117,000
Total Use of Net Proceeds	$9400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as stated above. We will use marketing capital to promote the company using social media channels, capital will be used for production to continue developing the product. The majority of spend in the Marketing section will be advertising via social media by paying for ads and hiring social media personnel. Inventory described in this section is the wearable camera glasses and accessories needed to create the video work instructions, while Working Capital Reserves dedicated to fulfilling the contract with the customer while waiting for payment.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.virtualqe.com in the labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Virtual QE Inc

[See attached]

Virtual QE, LLC
A Florida Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

Virtual QE, LLC

TABLE OF CONTENTS



To the Member of
Virtual QE, LLC
Fort Lauderdale, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Virtual QE, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the year ended December 31, 2017 and for the period ended April 6, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 1, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VIRTUAL QE, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,977	$ 61,056
Accounts receivable	6,837	-
Total Current Assets	9,814	61,056
TOTAL ASSETS	$ 9,814	$ 61,056
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 25,206	$ 13,422
Total Current Liabilities	25,206	13,422
Total Liabilities	25,206	13,422
Members' Equity/(Deficit):	(15,392)	47,634
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 9,814	$ 61,056

VIRTUAL QE, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2017 and for the period from April 6, 2016 (inception) to December 31, 2016

	2017	2016
Net revenues	$ 263,155	$ 261,169
Costs of net revenues	(168,777)	(179,998)
Gross profit	94,378	81,171
Operating Expenses:		
General & administrative	29,003	26,926
Sales & marketing	2,100	429
Total Operating Expenses	31,103	27,355
Income from operations	63,275	53,816
Other Income/(Expense):		
Interest expense	(2,764)	(776)
Interest income	13	2
Total Other Income/(Expense)	(2,751)	(774)
Provision for income taxes	-	-
Net income	$ 60,524	$ 53,042

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

VIRTUAL QE, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)(UNAUDITED)
For the year ended December 31, 2017 and for the period from April 6, 2016 (inception) to December 31, 2016

	Total Members' Equity/(Deficit)
Balance at April 6, 2016 (inception)	$ -
Contributions	217,158
Distributions	(222,566)
Net income	53,042
Balance at December 31, 2016	$ 47,634
Contributions	96,773
Distributions	(220,323)
Net income	60,524
Balance at December 31, 2017	$ (15,392)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

VIRTUAL QE, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2017 and for the period from April 6, 2016 (inception) to December 31, 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income	$ 60,524	$ 53,042
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(6,837)	-
Increase/(Decrease) in accounts payable	11,784	13,422
Net Cash Provided By Operating Activities	65,471	66,464
Cash Flows From Financing Activities		
Contributions	96,773	217,158
Distributions	(220,323)	(222,566)
Net Cash Used In Financing Activities	(123,550)	(5,408)
Net Change In Cash	(58,079)	61,056
Cash at Beginning of Period	61,056	-
Cash at End of Period	$ 2,977	$ 61,056
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ (2,764)	$ (776)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VIRTUAL QE, LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016, for the year ended December 31, 2017, and for the period from April 6, 2016 (inception) to December 31, 2016

NOTE 1: NATURE OF OPERATIONS

Virtual QE, LLC (the "Company"), is a limited liability company organized April 6, 2016 under the laws of Florida. The Company offers video work instructions and engineering consulting services.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried receivables of $6,837 and $0, respectively and no allowances against such.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2017 and 2016, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of Net Revenues

Costs of net revenues include the cost of salary, contractors, travel, and insurance costs.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the member is liable for individual federal income taxes on the Company's taxable income. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

VIRTUAL QE, LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016, for the year ended December 31, 2017, and for the period from April 6, 2016 (inception) to December 31, 2016

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a member's deficit of $15,392 as of December 31, 2017, has current liabilities in excess of current assets by $15,392 as of December 31, 2017, and has limited liquid assets with just $2,977 of cash as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

Membership Units

The Company is 100% owned by its managing member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: CONCENTRATIONS

The Company's revenue sources carry significant concentrations due to reliance on several large customers. For the year ended December 31, 2017, there were two customers that represented over 10% of total revenue and represented a concentration of risk, which were approximately 76% and 14% of total revenues. For the year ended December 31, 2016, there was one customer that represented over 99% of total revenue. 100% of accounts receivable as of December 31, 2017 are held with one customer. Loss of these customers could have a materially detrimental effect to the Company's business and ability to continue as a going concern.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue

Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Loan Payable

On May 18, 2018, the Company entered into a 120-month term loan agreement with First Home Bank. The total principal of the note is $150,000, bears interest at a variable rate equal to Wall Street Journal Prime plus 2.5% (initially 7.5%), subject to quarterly adjustment, requires monthly payments of $1,788, and matures in May 2028. The loan is guaranteed by a related party to the Company and is collateralized by all assets of the Company.

Conversion to Corporation

On July 13, 2018, the Company converted from a Florida limited liability company to a Florida corporation, and changed its name from Virtual QE, LLC to Virtual QE, Inc. The Company authorized 1,000,000 shares of common stock.

VIRTUAL QE, LLC
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016, for the year ended December 31, 2017, and for the period from April 6, 2016 (inception) to December 31, 2016

Management's Evaluation

Management has evaluated subsequent events through August 1, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Virtual QE is pending **StartEngine Approval**.



▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

Virtual QE
Video Work Instructions
● Small OPO   🏠 Sunrise, FL   🏷 Business to Business
📍 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

A Pathway to Eliminating Unemployment and Growing Manufacturing

Invest in Virtual QE

Virtual QE creates Video Work Instructions for manufacturing companies with a focus on companies following ISO Standards such as Automotive, Aerospace, Medical Device, Pharmaceutical and Oil and Gas. If we have how-to videos for building furniture, or for taking dents out of cars, we asked ourselves, why can't we go further? Shouldn't we have how-to videos for building complex medical devices, cars and airplane? Here at Virtual QE, we make that happen. We have already developed the service and have implemented it at several manufacturers in several cities in the US and in Toronto.

According to study performed by the Manufacturing Institute in 2015,

fill their open job positions to the tune of 2 million jobs over the next 10 years due to a lack of highly specialized manufacturing talent in the workforce. We believe we are changing that. Through our video work instructions, companies will be able to fill those positions by empowering everyday people with no specialized training to be able to perform these highly specialized tasks in a job setting.

Through our processes and templates acquired from our best practices across multiple industries, it's our opinion that we will cut down the amount of time it takes to create work instructions. We believe we will save costs by ensuring a smooth transition of employees and avoid tribal knowledge lost in the process. We believe these work instruction videos train employees up to ten times faster and more effectively than the traditional methods.

We are starting in manufacturing and moving into healthcare and every other industry.






Virtual QE
Always In Your Favor

The Market and Our Growth Potential

According to the National Association of Manufacturing, manufacturing accounts totaling $2.25 Trillion in spend in 2016.



According to the Manufacturing Institute, there are over 295,643 manufacturing companies in the United States. Our sales average for a manufacturing companies is $128,600 per company.

We believe the need for more manufacturing labor will force all manufacturing companies implement this video work instructions service. Because this service creates jobs and trains the workforce, our clients are able to apply for government funding to help pay for our service which only adds to the value proposition.

Invest in Virtual QE Today

We chose this route to give family, friends, acquaintances, and the "common man" the opportunity to invest in a way that only the ultra rich get to invest which has been made possible by regulations passed back in 2015.

We plan on using the funds raised from this StartEngine campaign to:

- **Expand the team,** we have interest from several companies and it is growing rapidly by the month**.**
- **Purchase of Headquarters,** access to talent which will keep our costs low and the company more profitable.
- **Support our Reg A+ Campaign and anticipated IPO on OTC Markets,**.

Our path to liquidity: Our aim is to list on the OTC Markets in one year. We have already begun preparing to file with the SEC for our Regulation A+ raise which will take another 6 months to qualify at which point we intend to keep our offering open for 3 months.



Immediately following the close of our Reg A+ offering we will begin the filing process for listing on the OTC markets

The Offering

Investment

$10/share | When you invest you are betting the company's future equity value will exceed $8M.
Maximum shares issued for this round: 100,000 shares for 10% of the company



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

How It's Implemented

Procedures and work instructions have moved from text to text & picture. **With today's computing power, it is time to move to video to increase the comprehension and precision of the information provided.**

We give senior technicians at a company wearable camera safety glasses. These record first-person video of the technician performing a complicated task or using a specific piece of machinery. **The raw footage comes to us, and along with our expert consultants, we review and edit the video, using learned best practices.**

In just two days, or even twenty-four hours, we can create video work instructions that could teach anyone without experience how to complete high-skill level work while building the actual product.



We believe the video will show the fastest and safest way to perform any given task. **We do even more backed by our team of consultants who boast technical expertise across multiple industries and who we believe have learned the best methods leveraged from their years of experience.**





1. Senior Operator captures best practices

2. VQE creates video work instructions video

3. Company's productivity and yield increases drastically

Videos communicate 1.8 million words per minute.

- Forrester Research

Who We Help

Our clients are **primarily** manufacturing companies governed by ISO or AS with a focus in highly regulated industries, such as aerospace, medical device, pharmacology, automotive, food and more. These can range from startups to Fortune 500 manufacturing companies.



How We Help

As parts and customer requirements become more complex, companies are not able to reproduce and repeat their production processes to maintain high yields, which in turn leads to lost revenue. We believe that we will be saving these companies time and money by streamlining the training process, so everyone learns the **best** methods while building the actual product with a higher level of quality.

We are also helping to spur the economic development of cities and countries who would like to host a company's manufacturing sector, yet up until this point, don't have the skilled labor force they need. Through our videos, we can create the workforce necessary to incentivize companies to build factories and manufacturing centers in particular locations.

On a practical level, we cut down the amount of time it takes to create work instructions – time that can now go into actually doing the work. There will now be an increased level of standardization throughout a company, leading to fewer errors and less tribal knowledge lost.

"Save billions in avoiding rework and recalls"

Taking Quality to the Next Level

Many amazing and life-changing products never make it to market or are taken off the market due to the inability of manufacturing quality to keep up with the technological advancements in product design.

The same methods we use to create these video work instructional videos, we will also use for our video investigations process.

By recording all the manufacturing builds, we believe we will be able to pinpoint the exact time and place of an error, preventing mass recalls and revenue lost. **In the same vein, we believe we will be able to identify areas in the manufacturing that have been rendered extraneous, are dangerous, or underdeveloped and fix them before they lead to mistakes.**

If a car gets to the end of its production line and a problem is found with the engine, the thousands of cars preceding it **in the production line and potentially cars delivered** will have to be checked.



With our methods, we can see exactly when the mistake was made and how many cars it affected and treat the problem individually, rather than being forced to scrap a day, a week, or even a month's work.

We Do More For You

Virtual QE offers a variety of services outside of our video work instruction:









Consulting

Whether its **resolving** issues, **implementing** development activities, or **improving** supplier-customer relationships, we will work with a company to analyze their situation in a synergistic atmosphere to develop specific solutions tailored to the company's product and industry.

Consulting Network

Our consulting network provides recruiters with the ability to **quickly** search and find **available** Quality Engineering Consultants based on the most commonly searched criteria.

Mergers and Acquisitions Assessment

Virtual QE's M&A Quality Assessments not only discover the quality issues in the **due diligence** period but also provide a quality strategy to ensuring an efficient and effective **integration** post acquisition.

Training

We provide onsite training in all areas of quality engineering to ensure that employees are able to **perform** their quality tasks and product issues are **prevented**.

These complimentary services can lead to a potential for a lot of after work and the ability to upsell companies.

The Importance of Quality

Here at Virtual QE, we believe that quality should extend beyond business and manufacturing. We want to utilize our resources to improve the quality of life for everyone around us.   That is why we are going to donate 10% of our revenue to organizations that support children and families.

 We want to increase the quality of life in society as a whole.

Will be supporting organizations like North Point Youth Inc. that fight to serve at-risk families and children in primarily overlooked communities.

Because at Virtual QE, we believe that everyone deserves *quality*.



"Our mission at Virtual QE is to increase the quality of life in our society by raising the quality of products and services produced and by strengthening the foundation of any society: the family unit."

Shawn Findlater

CEO and Founder

Virtual QE LLC formed in Missouri

Changed Formation

Virtual QE Changes from LLC to C-Corp

Virtual QE Regulation A+ filing allowing non-accredited

Medical Device



September 2015

October 2015

1st Fortune 500 client.

April 2016

Virtual QE LLC formed in Florida

February 2016

R&D of Video Work Instructions begins.

December 2016

End Year with $250k+ Revenue.

March 2018

Company Implement Video Work Instructions.

February 2018

Debut of Video Work Instructions at MDM Conference.

April 2018

Meetings with top companies in Automotive, Aerospace, and Medical Device.

July 2018

August 2018 (Anticipated)

Launched on StartEngine.

Now YOU can own a part of our company!

November 2018

investors to invest in the company. (ANTICIPATED)

February 2019

Close Reg A+ Offering. (ANTICIPATED)

Meet Our Team



Shawn Findlater

Founder, Director, President and CEO

Shawn Findlater is full time Founder, CEO and Sr. Quality Consultant at Virtual QE, where among other things he provides trainings on quality tools such as PFMEA, control plans, and gage R&R; helps organizations implement preventative tools to prevent defects from occurring, and advises in supplier quality management and quality system management. He has served as CEO since September of 2015. He has certifications from the American Society of Quality as a Certified Quality Engineer (CQE), Certified Six Sigma Black Belt (CSSBB), Certified Software Quality Engineer (CSQE) and is a ISO 13485 Lead Auditor. He has consulted with companies from startups to Fortune 500 companies in the Medical Device and Aerospace industry. He has worked as a full-time employee for 6 years as a Quality Engineer in the Medical Device and Aerospace industry. Throughout his Quality career, he has developed relationships and contacts with over 400 companies in the United States, Mexico, Canada, and Australia and has 7,000+ Quality professional contacts at various countries in North America, Europe, Australia, and Asia








Marc Horowitz

Business Development Advisor

Marc brings over twenty-five years of global leadership experience healthcare. In those years he was the cofounder with a small team of two venture-backed healthcare software companies; established track record of raising venture capital, and launching and growing successful concerns; driver and activist in industry standards groups; proven leadership, consensus team building, and strategic planning skills



Mark Durivage

Technical Quality Engineering Advisor

Mark Allen Durivage has worked as a practitioner, educator, and consultant. He is Managing Principal Consultant at Quality Systems Compliance LLC. He is an American Society for Quality (ASQ) Fellow and holds several ASQ certifications including; CQM/OE, CRE, CQE, CQA, CHA, CBA, CPGP, and CSSBB. He was a contributing author and the editor of three ASQ certification handbooks, the author of Practical Engineering, Process, and Reliability Statistics, Practical Attribute and Variable Measurement Systems Analysis (MSA), and Practical Design of Experiments; and co-author, with Bhavan (Bob) Mehta, of Practical Process Validation.



John Hawkins

Advisory Board/Leadership and Talent Development

John Hawkins is an influential Leadership Coach and Business Owner of Building Effective Leaders. His clients range from workers/ executives in small businesses to C-suite executives of Fortune 500 companies and the President of Guatemala. His leadership advice will be important in increase Virtual QE LLC's influence both internally and externally.



Joshua Schnoor

Business Development Manager

Eian "Joshua" Schnoor is an engineer from The University of Florida. He has spent the majority of his career in technical sales for a fortune 100 company. As the top graduate of the company's formal business development curriculum, he has been responsible for millions of dollars of revenue for manufactures like Johnson Controls, YORK, Aaon, and LG. As a previous small business owner, he is familiar with most aspects of business and considers customer satisfaction paramount. Equipped to engage with every type of client, he targets customer needs and focuses on the practical solutions. Furthermore, he has traveled domestically and internationally to serve orphans. The Virtual QE mission statement is his motivation.



Paul Henry

Video Editing Manager

Paul Henry leads our digital operations, content, and social media strategy department. He has a robust experience with creating and scaling digital content and is an excellent leader. Prior to Virtual QE, Paul was the Director of Media and Technology at Greenhouse Church, where he managed about a dozen staff and volunteers. As the owner of Paul and Shana Events, Paul has overseen a team of content producers, photographers, technical coordinators , a video producer and collaborated with others to ensure that content enhances the brand position.

Offering Summary

Maximum 107,000* shares of common stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 shares of common stock ($10,000)

Company	Virtual QE Inc
Corporate Address	11110 W Oakland Blvd, Suite 312, Sunrise, FL 33351
Description of Business	We are a fast growing disruptive service and technology company offering quality solutions which we believe reduces unemployment, increases manufacturer's capacity and bottom line, and increases the quality of their products
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	$200

The 10% Bonus for StartEngine Shareholders

Virtual QE Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $10 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Virtual QE to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





VIDEO TRANSCRIPT (Exhibit D)

as manufacturing becomes more complexthe ability to repeat manufacturingprocesses is declining which in turn arecausing yields to decline leading tolost revenue a large contributor to theinability to perform and repeat ourburdensome text and picture workinstructions consider how easy fast andaccurate you can accomplish a task whenyou have a how-to video as your workconstruction to train and guide youwhy does video work so well studies showthat video communicates 1.8 millionwords per minute as opposed to pictureswhich are in the thousands do ourprocesses and templates acquired fromour best practices across multipleindustries we drastically cut down theamount of time it takes to create workinstructions save cost by sharing asmooth transition of employees and avoidtribal knowledge lost these video workinstructions meet all the requirementsof ISO and regulatory bodies such as theFDA and FAA we capture these videos isin wearable camera glasses which allowus to record audio and video theseglasses have 1080p HD resolution whichallows us to capture the necessarydetails to make our video workinstructions they are also in the z807.1 safety lens so they can be worn inplace of the safety glasses[Music]as far as a video training for ourmanufacturing aspect of the company Ifeel that the video training is going tobe very easy very comfortable to followfor new employees or it could be a bitcost effective for the new employeesthat we hire basically you couldliterally train them from scratch orwith a video training because it is astep-by-step video where it shows youbasically how to build something fromthe first step to the end very easy tofollow very simple even I can followcurrently today in the market 22 percentof the people currently working inmanufacturing jobs will be retiring overthe next 10 years over the next 10 yearsthey predict there's going to be over 2million jobs that will be unfulfilled inmanufacturing while manufacturing isgrowing at a steady rate our video workinstructions fills this gap by allowingeveryday people to perform these highlyspecialized tasks in manufacturingtherefore leading to a larger pool oftalent to pick from imagine what can bedone if we can take these 2 million jobsand fill them with people who wereotherwise unqualified before and havethem produce at a level of quality thatare seen in 25 and 35 year veterans inthe manufacturing industry we invite youto partner with us to change the futureof quality

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.